UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Reidy, Richard D.
   14 Oak Park
   Bedford, MA  01730
   USA
2. Issuer Name and Ticker or Trading Symbol
   Progress Software Corporation
   PRGS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   April 18, 2003
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, Products
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock        |4/16/0|      |M   | |10,000            |A  |$4.7084    |                   |      |                           |
                    |3     |      |    | |                  |   |           |                   |      |                           |
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Common Stock        |4/16/0|      |S   | |10,000            |D  |$18.20     |                   |      |                           |
                    |3     |      |    | |                  |   |           |                   |      |                           |
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Common Stock        |4/17/0|      |M   | |3,300             |A  |$4.7084    |                   |      |                           |
                    |3     |      |    | |                  |   |           |                   |      |                           |
-----------------------------------------------------------------------------------------------------------------------------------|
Common Stock        |4/17/0|      |S   | |3,300             |D  |$18.99     |2,444 (1)          |D     |                           |
                    |3     |      |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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
Incentive Sto|$4.7084 |4/16/03|      |M   | |10,000     |D  |3/3/9|3/2/0|Common Stock|10,000 |$4.7084|2,375 (3)   |D  |            |
ck Options   |        |       |      |    | |           |   |7 (2)|7    |            |       |       |            |   |            |
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Nonqualified |$4.7084 |4/17/03|      |M   | |3,300      |D  |3/3/9|3/2/0|Common Stock|3,300  |$4.7084|825 (4)     |D  |            |
Stock Options|        |       |      |    | |           |   |7 (2)|7    |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) Includes a purchase made pursuant to the Employee Stock Purchase Plan
(ESPP) of 1,905 shares on April 1, 2003.
(2) The options vest in equal monthly increments over a 60 month period commencing March 3, 1997.
(3) As of April 16, 2003, options to purchase 2,375 shares were vested.
(4) As of April 17, 2003, options to purchase 825 shares were vested.
SIGNATURE OF REPORTING PERSON
Richard D. Reidy
/s/ Richard D. Reidy
DATE
April 18, 2003